OPERATING AGREEMENT

BTND, LLC

THIS AGREEMENT is made and entered into this ______ day of ______________, 2007, by and between BTND, LLC, a Colorado Limited Liability Company (the "Company"), and Gary Copperud and Sally Copperud (jointly), St. James Pl LLC, a Colorado Limited Liability Company, Sam Vandeputte, and Jeff Zinnecker, hereinafter referred to individually or collectively as "Members."

WITNESSETH:

IT IS AGREED, in consideration of the promises, covenants, performance, and mutual consideration herein as follows:

I

FORMATION OF COMPANY

1.1 **Articles of Organization.** This Company is organized pursuant to the provisions of the Colorado Limited Liability Company (C.R.S. § 7-80-101 et seq.), and pursuant to Articles of Organization filed with the Secretary of State on April 27, 2007. The rights and obligations of the Company and the Members shall be provided in the Articles of Organization and this Operating Agreement.

1.2 **Conflict Between Articles of Organization and This Agreement.** If there is any conflict between the provisions of the Articles of Organization and this Operating Agreement, this Operating Agreement shall control.

II

OFFICE

2.1 **Office.** The principal office of the company in the State of Colorado will be located at 1234 Trappers Point, Fort Collins, CO 80524. The Company may have other offices, either within or without the State of Colorado, as the Members may designate or as the business of the Company may require. The registered office of the Company required by the Colorado Limited Liability Company Act to be maintained in the State of Colorado may be, but need not be, identical with the principal office, and may be changed from time to time by the members.

2.2 **Duration of the Company.** The Company commenced effective the date of filing the Articles of Organization with the Colorado Secretary of State and will continue, unless terminated by operation of law or by agreement among the members. The members agree for themselves and their successors, assigns and heirs, that their participation is considered a long-term investment and that the commitment to advance funds is enforceable by the company.

III

ADDITONAL CAPITAL CONTRIBUTIONS; LOANS

3.1 **Additional Capital Contributions.** In the event that the cash funds of the Company are insufficient to meet its operating expenses or to finance new investments deemed appropriate to the scope and purpose of the Company as determined by the Members and, if the Members deem it appropriate to make additional contributions, the Members shall make additional capital contributions, such contributions to be divided pro-rata between the Members proportional to their respective capital accounts. The amount of the additional capital required by the Company and the period during which such additional capital shall be retained by the Company shall be determined by the Members.

3.2 **Loans.** In lieu of voting an additional assessment of capital to meet operating expenses or to finance new investments, the Company may, as determined by the Members, borrow money from one or any of the Members or third persons. In the event that a loan agreement is negotiated with a Member, he or she shall be entitled to receive interest at a rate and upon such terms to be determined by the Members, excluding the Member making said loan, if applicable, and said loan shall be repaid to the Member, with unpaid interest, if any, as soon as the affairs of the Company will permit. The loan shall be evidenced by a promissory Note obligating the assets of the Company. Such interest and repayment of the amounts so loaned are to be entitled to priority of payment over the divisions and distribution of capital contributions and profit among Members.

IV

MEMBERS' ACCOUNTS; ALLOCATIONS OF PROFIT AND LOSS; DISTRIBUTIONS

4.1 **Capital Accounts.** A separate capital account shall be maintained for each Member. No Member shall withdraw any part of his or her capital account, except upon the approval of the Members. If the capital account of a Member becomes impaired, or if he or she withdraws said capital account with approval of the Members, his or her share of subsequent Company profits shall be credited first to his or her capital account until that account has been restored, before such profits are credited to his or her income account. If, during the period when a Member capital account is impaired or he or she has withdrawn funds therefrom as hereinbefore provided, an additional contribution is required of the Members for the purposes specified in Section 3.2, then the Member with such withdrawn or impaired capital account shall be required to contribute his or her proportionate share of the additional capital contribution and the deficiency then existing in his or her capital account, so as to return the capital account to the same proportion existing as of the date of the additional contribution. No interest shall be paid on any capital contributions to the Company.

4.2 **Allocations among Members.** Until such time as additional Members are admitted or any Member withdraws, the profits and gains of the Company shall be divided and the losses, deductions, and credits of the Company shall be borne in the following proportion:

(Name)	(Percent)
Gary Copperud/Sally Copperud	59.0%
St. James Pl., LLC	10.5%
Sam Vandeputte	10.5%
Jeff Zinnecker	20.0%

4.3 **Disproportionate Capital Accounts.** No interest or additional allocation profits, losses, gains, deductions, and credits shall inure to any Member by reason of his or her capital account being proportionately in excess of the capital accounts of the other Members.

4.4 **Distribution of Assets.**

4.4.1 All distributions of assets of the Company, including cash, shall be made in the same allocations among Members as described in Section 4.2.

4.4.2 The Members shall determine, in their discretion, whether distributions of assets of the Company should be made to the Members; provided, however, that no distribution of assets may be made to a Member if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Members on account of their capital and income accounts, would exceed the fair value of the Company assets.

4.5.3 A Member has no right to demand and receive any distribution from the Company in any form other than cash.

4.5 **Special Provision Regarding Real Property and Improvements at 5807 W. 20th St., Greeley, CO and St. James Pl., LLC.** Member St. James Pl., LLC, shall not participate whatsoever in any matters described in this Article IV or Section 5.2 below arising from the Company's ownership of the real property and improvements at 5807 W. 20th St., Greeley, Colorado.

V

RULES RELATING TO THE MEMBERS

5.1. **Admission of New Members.** Additional Members may be admitted upon the unanimous written consent of all Members.

5.2. **Voting of Members.** Each Member shall be entitled to one vote for each percentage of ownership he or she has in the Company. A Member may vote in person or by proxy at any meeting of the Members. All decision of the Members shall be by a majority vote based on the percentage of ownership in the Company, (i.e. more than 50 percent of the ownership) at a properly called meeting of the Members at which a quorum is present or by unanimous written consent of the Members.

5.3. **Meetings of Members.**

5.3.1. Meeting of Members may be held at such time and place, either within or without the State of Colorado, as may be determined by the Members or the person or persons calling the meeting.

5.3.2. An annual meeting of the Members shall be held on the 2nd Monday in January each year.

5.3.3. A Special meeting of the Members may be called by any Member entitled to vote at the meeting.

5.3.4. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) days nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Members or any other person calling the meeting, to each Member of record entitled to vote at such meeting. A waiver of notice in writing, signed by the Member before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice.

5.3.5. By attending a meeting, a Member waives objection to the lack of notice or defective notice unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. A Member who attends a meeting also waives objection to consideration at such meeting of a particular matter not within the purpose described in the notice unless the Member objects to considering the matter when it is presented.

5.4. **Quorum and Adjournment.** A majority of the Members entitled to vote shall constitute a quorum at the meeting of Members. If a quorum is not represented at any meeting of the Members, such meeting may be adjourned for a period not to exceed sixty (60) days at any one adjournment; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

5.5. **Members.** The Management of the Company shall be vested in its Members.

5.6. **Duties of Members.**

5.6.1. The Members shall have the duties and responsibilities of Members, if any, as described in the Colorado Limited Liability Company Act, as amended from time to time.

5.6.2. The Members may designate any one of the Members or delegate an employee or agent to be responsible for the daily and continuing operations of the business affairs of the Company. The Members may designate any one of the Members or designate an employee, agent or officer to be responsible for the daily and continuing operations of the business affairs of the Company. Notwithstanding this provision, the following matters may only be transacted following affirmative vote of the Members under Section 5.2.:

1. Capital asset purchases or leases in excess of $50,000.00.
2. Borrowing funds.
3. Office leases, extensions, or renewals thereof.
4. The addition of a member pursuant to section 5.1 by unanimous vote.
5. Dissolution of the company pursuant to Article VII

6. Modification of this agreement by unanimous vote.

5.6.3. Any Member may draw checks upon the bank accounts of the Company and may make, deliver, accept, or endorse any commercial paper in connection with the business affairs of the Company.

5.6.4. Any Member has the full power and authority to sell, purchase, encumber or otherwise transfer or acquire real estate or property or any interest in real estate or property (subject to the requirement that such transactions require a vote of the Members, pursuant to section 5.6.2 of this Agreement). In furtherance of that power and authority, any Member may execute, in the name of the Company any or all of the following instruments: contracts of purchase or sale, deeds with or without warranty, deeds of trust, mortgages, promissory notes, assumption documents, transfers of escrow funds and of insurance policies, closing and settlement statements, applications for loans, and any other documents containing such terms and conditions and such warranties and covenants as the Member deems necessary or convenient in order to complete any such authorized transaction. Any Member also is authorized and empowered to receive and collect funds and documents and sign receipts for such funds and documents and to endorse and deposit checks or drafts.

5.7. **Devotion to Duty**. At all times during the term of a Member, the Member shall give reasonable time, attention, and attendance to, and use reasonable efforts in the business of the said Company; and shall, with reasonable skill and power, exert himself or herself for the joint interest, benefit, and advantage of said Company; and shall truly and diligently pursue the Company objectives.

5.8. **Indemnification**. Members, employees and agents of the Company shall be entitled to be indemnified by the Company to the extent provided in the Colorado Limited Liability Company Act, as amended from time to time, and shall be entitled to the advance of expenses, including attorneys' fees, in the defense or prosecution of a claim against him or her in the capacity of Member, employee, or agent.

VI

BOOKS

6.1. **Location of Records.** The books of the Company shall be maintained at the principal office of the Company or at such other place as the Members by vote or consent shall designate

6.2. **Access to Records and Accounting.** Each Member shall at all times have access to the books and records of the Company for inspection and copying. Each Member shall also be entitled:

6.2.1. To obtain from the Members upon reasonable demand for any purpose such information reasonably related to the Member Membership Interest in the Company;

6.2.2. To have true and full information regarding the state of the business and financial condition and any other information regarding the affairs of the Company;

6.2.3. To have a copy of the Company's federal, state, and local income tax returns for each year promptly after they are available to the Company; and

6.2.4. To have a formal accounting of the Company affairs whenever circumstances render an accounting just and reasonable.

6.3. **Accounting Rules.** The books shall be maintained on a cash basis. The fiscal year of the Company shall be the calendar year. Distributions to income accounts shall be made at least annually. The books shall be closed and balanced at the end of each calendar year and, if an audit is determined to be necessary by vote or consent of the Members, it shall be made as of the closing date. The Members may authorize the preparation of year-end profit-and-loss statements, balance sheets, and tax returns by a public accountant.

VII

DISSOLUTION

7.1. **Causes of Dissolution.** The Company shall be immediately dissolved upon the occurrence (the "effective date") of the following events:

7.1.1. At any time by unanimous agreement of the Members;

7.1.2. Upon the expiration of the period fixed for the duration of the Company in its Articles of Organization or this Agreement; or

7.1.3. Upon the death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member.

7.2. **Continuation of Business.** Notwithstanding a dissolution of the Company under Section 7.1.3, within 90 days the remaining Member(s) may elect to continue the business of the Company, so long as there are at least one Members remaining who then consent to do so, by purchasing the deceased, retired, resigned, expelled, or bankrupt Member ("Withdrawing Member") Membership.

7.3. **Purchase of Withdrawn Member Membership Interest.** If the remaining Members elect to continue the business under Section 7.2, the purchase price of the withdrawn Member Membership Interest shall be the "Membership Interest Value". The Membership Interest Value, as used in this Agreement, shall be the dollar amount equal to the product obtained by multiplying (a) the percentage of ownership as shown in Section 4.3 above by (b) the fair market value of the Company determined in accordance with Section 7.3.1 minus the liabilities of the Company, and (c) less twenty-five percent (25%) in recognition of the additional operating, administrative and financing expense incurred as a result of the withdrawing Member's withdrawal form the Company .

7.3.1. **Fair Market Value.** The fair market value of the Company shall be determined in the following manner: within 30 days of the Effective Date the offering Member, the withdrawing Member shall select an appraiser qualified to render an expert opinion with respect to the fair market value of the Company.

7.3.1.2 The withdrawing Member's Appraiser shall submit his/her determination thereof within 30 days after the date of his/her selection (the "Appraisal Due Date").

7.3.1.3 If the Appraisal made by the withdrawing Member's Appraiser is unsatisfactory to the Company, the remaining Member(s) shall select an appraiser qualified to render an expert opinion with respect to the fair market value of the Company within 15 days after the date of the Appraisal Due Date. Such appraiser shall submit his/her determination thereof within 30 days after the date of his/her selection.

7.3.1.4 If the appraisal made by the Company's appraiser is unsatisfactory to the withdrawing Member, then the Members of the Company and the personal representative of the decedent or heir, the withdrawing Member or the expelled Member as the case may be, shall select a third appraiser to determine the fair market value of the Company's assets and such appraiser shall submit his/her determination thereof within 30 days after the date of his/her selection. The appraiser's determination thereof shall be binding upon the Company: the remaining Members and the offering Member, the personal representative of the decedent or heir, the withdrawing Member or the expelled Member as the case may be. The fair market value of the Company shall be the average of the two appraisals described above.

7.3.1.5 **Qualifications of Appraiser.** Any and all appraisers selected in accordance with the provision of this Section 7.3.1 shall be appraisers who conduct their business in the Larimer County, Colorado area in accordance with generally accepted appraising standards. Any and all costs incurred in connection with the appraisals provided for in this Section 7.3.1, shall be born separately by the party engaging the appraiser.

7.3.2. **Election to Pay by Installments.** In the event of a determination of purchase price pursuant to Section 7.3.1, the Members may elect to pay for the withdrawing Member's interest on an installment basis by paying 20 percent in cash within 60 days after the determination of Appraised Value and the remainder amortized in monthly payments with a 10 year amortization with interest at the treasury bill rate quoted by the Wall Street Journal plus 2 points, adjusted annually on January 1st of every third year after the Effective Date. The initial interest rate shall be the interest of the treasury bill rate as quoted by the Wall Street Journal on the Effective Date plus 2 percent. There shall be no prepayment penalty. Nothing in this paragraph shall prevent the Company from paying cash for the withdrawing Members interest. The debt shall be reflected by a promissory note signed by the Company on the Colorado Real Estate Commission approved form (with the "right to cure", and if the Company owns real estate, the said promissory note shall be secured by a deed of trust on Colorado Real Estate Commission approved form (strict due on transfer), subject only to the deeds of trusts existing on the Effective Date. In exchange for the promissory note and deed of trust, the withdrawing Member shall transfer all his interest to the Company.

7.3.3. The Effective Date shall be the date of death of a deceased Member, the date personal notice is received, or the date the certified mail is postmarked, in the case of a retired, resigned, or expelled Member, or the date the notice is delivered to the Withdrawn Member or to a place of business of the Company in case of bankruptcy of a Member.

7.4. **Distribution of Assets if Business is not Continued.** In the event of dissolution of the Company and if the Members do not elect to or are unable to continue the business of the Company under Section 7.2, the Members shall proceed with reasonable promptness to sell the real and personal property owned by the Company and to liquidate the business of the Company. Upon dissolution, the assets of the Company business shall be used and distributed in the following order:

7.4.1. Any liabilities and liquidating expenses of the Company will first be paid;

7.4.2. The reasonable compensation and expenses of the Members in liquidation shall be paid;

7.4.3. The amount then remaining shall be paid to and divided among the Members in accordance with the statutory scheme for distribution and liquidation of the Company under the Colorado Limited Liability Company Act, as amended from time to time.

VIII

EXPULSION OF A MEMBER

8.1. **Causes of Expulsion.**
8.1.1. If a Member's Membership Interest shall be subject to a charging order or tax lien, which is not dismissed or resolved to the satisfaction of the other Members of the Company within thirty (30) days after assessment or attachment.

8.2. **Notice of Expulsion.** Upon the occurrence of an event described in this Section, written notice of expulsion shall be given to the violating Member either by serving the same by personal delivery or by mailing the same by certified mail to his or her last known place of residence, as shown on the books of said Company. Upon the receipt of personal notice, or the date of the postmark for certified mail, the violating Member shall be considered expelled, and shall have no further rights as a Member of the Company, except to receive the amounts to which he is entitled under Sections 7.3 or 7.4.

IX

BANKRUPTCY OF A MEMBER

9.1. **Bankruptcy Defined.** A Member shall be considered "bankrupt" if the Member files a petition in bankruptcy (or an involuntary petition in bankruptcy is filed against the Member and the petition is not dismissed within sixty (60) days or makes an assignment for the benefit of creditors or otherwise takes any proceeding or enters into any agreement for compounding his or her debts other than by the payment of them in the full amount thereof, or is otherwise regarded as insolvent under any Colorado insolvency act.

9.2. **Effective Date for Bankruptcy.** The Effective Date of a Member's bankruptcy shall be the date that the Members, having learned of the Member's bankruptcy, give notice in writing stating that the Member is regarded as bankrupt under this Agreement, such notice to be served personally or by leaving the same at the place of business of the Company. As of the Effective Date, the bankrupt Member shall have no further rights as a Member of the Company, except to receive the amounts to which he or she is entitled under Section 7.3 or 7.4, as applicable.

X

RETIREMENT OR RESIGNATION OF A MEMBER

10.1. **Right to Retire or Resign.** A Member shall have the right, at any time, to retire or resign as a Member of the Company by giving three (3) months' notice to the Company at the Company's place of business.

10.2. **Consequence of Retirement or Resignation if the Business is Continued.** Upon giving notice of an intention to retire or resign, the Withdrawn Member shall be entitled to have his or her Membership Interest purchased as provided in Section 7.3 if the remaining Members elect to continue the business of the Company under Section 7.2. Upon the receipt of notice of the remaining Members' election to continue the business, the Membership Interest of the Withdrawn Member in the Company shall cease and terminate, and the Withdrawn Member shall only be entitled to the payments provided in Section 7.3.

XI

DEATH OF A MEMBER

11.1. **Death of a Member.** Upon the death of a Member, the deceased Member's rights as Member of the Company shall cease and terminate except as provided in this Article XI.

11.2. **Consequence of Death if Business is Continued.** If the surviving Members elect to continue the business as provided in Section 7.2, the Members shall serve notice in writing of such election, within three (3) months after the death of the decedent, upon the executor or administrator of the decedent, or, if at the time of such election no legal representative has been appointed, upon any one of the known legal heirs of the decedent at the last know address of such heir. The Company shall purchase the Membership Interest of the deceased Member as provided in Section 7.3, and the closing of such purchase shall be within sixty (60) days of the notice of such election, except in the event the Company has life insurance on the decedent, in which event the amount and method of payment for the Membership Interest of the deceased Member will be as provided in Section 11.3.

11.3. **Insurance.** The Company may contract for life insurance on the lives of each of the Members, in any amount not disproportionate to the value of each Member's Membership Interest. In the event of death of a Member, insurance proceeds paid to the Company will be used to purchase

the Membership Interest of the deceased Member. The purchase price shall be the amount determined under Section 7.3. The payment of the purchase price to the decedent's representatives or heirs shall be made within sixty (60) days following receipt of the insurance proceeds by the Company. If the surviving Members do not elect to continue the business of the Company, or are unable to do so by law, the proceeds of any life insurance shall be treated as an asset of the Company for liquidation.

11.4. **Consequences of Death if the Business is Not Continued.** If the surviving Members do not elect to continue the business, or are unable to do so by law, the deceased Member shall only be entitled to his or her interest in liquidation as stated in Section 7.4.

XII

SALE OF A MEMBER'S INTEREST

12.1. **Provisions Restricting Sale of Membership Interests.** In the event that a Member desires to sell, assign, or otherwise transfer his or her Membership Interest in the Company and has obtained a bona fide offer for the sale thereof made by some person not a member of this Company, he or she shall first offer to sell, assign, or otherwise transfer the Membership Interest to the other Members at the price and on the same terms as previously offered him or her or the purchase price determined pursuant to Section 7.3 herein, whichever is less, and each of the other Members shall have the right to purchase his or her proportionate share of the selling Member's Membership Interest. If the entire Membership Interest is not purchased by the other Members, the selling Member may then sell, assign, or otherwise transfer his or her entire Membership Interest in the Company to the person making the said offer at the price offered. A purchaser of a Membership Interest of the company shall not become a Member without the unanimous consent of the non-selling Members, but shall be entitled to receive the share of profits, gains, losses, deductions, credits, and distributions to which the selling Member would be entitled.

XIII

MEMBERS' COVENANTS

13.1 **Member's Personal Debts.** In order to protect the property and assets of the Company from any claim against any Member for personal debts owed by such Member, each Member shall promptly pay all debts owing by him or her as they come due and shall indemnify the Company from any claim that might be made to the detriment of the Company by any personal creditor of such Member.

13.2 **Alienation of Membership Interest.** No Member shall, except as provided in Article XII, sell, assign, mortgage, or otherwise encumber his or her Membership Interest in the Company or in its capital assets or property; or enter into any agreement of any kind that will result in any person,

firm, or other organization becoming interested with him or her in the Company; or do any act detrimental to the best interests of the Company.

13.2 **Members Waive Right of Partition.** No Member shall have the right of partition with respect to the Company, his/her Membership Interest therein, or any of the assets of the Company.

XIV

MISCELLANEOUS PROVISIONS

14.1. **Inurement.** This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrator, successors, and assigns, and each person entering into this Agreement acknowledges that this Agreement constitutes the sole and complete representation made to him or her regarding the Company, its purpose and business, and that no oral or written representations or warranties of any kind or nature have been made regarding the proposed investments, nor any promises, guarantees, or representations regarding income or profit to be derived from any future investment.

14.2. **Modification.** This Agreement may be modified from time to time as necessary only by the written agreement of the Company, acting through the vote or consent of its Members.

14.3. **Severability.** The provisions of this Agreement are severable and separate, and if one or more is voidable or void by statute or rule of law, the remaining provisions shall be severed therefrom and shall remain in full force and effect.

14.4. **Governing Law.** This Agreement and its terms are to be construed according to the laws of the State of Colorado.

14.5. **Counterparts.** This Agreement has been executed in counterparts and each such counterpart shall be deemed an original of the Agreement for all purposes.

IN WITNESS WHEREOF, we have hereunto set our hands and seals on the day first written above, in Fort Collins, Colorado.

Members:

Gary Copperud	Sally Copperud
St. James Pl., LLC	Sam Vandeputte

Jeff Zinnecker

BTND, LLC
a Colorado Limited Liability Company

Member